                                  23(d)(2)(ee)

  Amendment to Investment Sub-Advisory Agreement - TA IDEX Legg Mason Partners
                                    All Cap

                   AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
                      TRANSAMERICA FUND ADVISORS, INC. AND
                            CLEARBRIDGE ADVISORS, LLC

THIS AMENDMENT is made as of January 1, 2007 to the Sub-Advisory Agreement dated December 1, 2005, as amended, (the "Agreement"), between Transamerica Fund Advisors, Inc. ("TFAI"), and ClearBridge Advisors, LLC, formerly, Salomon Brothers Asset Management, Inc., (the "Sub-Adviser") on behalf of Transamerica IDEX Mutual Funds (the "Trust") and TA IDEX Legg Mason Partners All Cap (the "Fund"). In consideration of the mutual covenants contained herein, the parties agree as follows:

2. COMPENSATION. Effective January 1, 2007, the sub-advisory fee rate for TA IDEX Legg Mason Partners All Cap is as follows:

          0.30% of the first $20 million of average daily net assets; 0.50% of average daily net assets over $20 million up to $100 million; 0.40% of average daily net assets over $100 million up to $500 million; and 0.35% of average daily net assets in excess of $500 million.

In all other respects, the Sub-Advisory Agreement dated December 1, 2005, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 1, 2007.

TRANSAMERICA FUND ADVISORS, INC


By: /s/ Glenn E. Brightman
    ---------------------------------
Name: Glenn E. Brightman
Title: Senior Vice President


CLEARBRIDGE ADVISORS, LLC


By:  /s/ Terrence Murphy
    ---------------------------------
Name:  Terrence Murphy
      -------------------------------
Title:  Chief Administrative Officer
       ------------------------------